UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                               ELBIT SYSTEMS LTD.
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                                (Name of Issuer)

               ORDINARY SHARES, NOMINAL VALUE NIS 1.00 PER SHARE
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                         (Title of Class of Securities)

                                   M3760D101
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                                 (CUSIP Number)

                                 Shlomo Heller
                              Koor Industries Ltd.
                                Telrad Building
                              14 Hamelacha Street
                                   Park Afek
                          Rosh Ha'ayin, 48091, Israel
                                +972 3 900 8420
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 18, 2005
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. M29925100

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   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Koor Industries Ltd.
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) |_|
        (b) |X|
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS

        OO
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) |_|

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
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                       7    SOLE VOTING POWER

                            2,160,000*+
      NUMBER OF        --------------------------------------------------------
       SHARES          8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              - 0 -
        EACH           --------------------------------------------------------
      REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                2,160,000*+
                       --------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            - 0 -
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,160,000*+
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)   |_|*+

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.26%*+
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   14   TYPE OF REPORTING PERSON

        CO
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* See Items 4 and 5 of this Statement.

+ Koor Industries Ltd. may be deemed to be part of a group with the Federmann Parties (as defined below) pursuant to the terms of the Shareholders Agreement (as defined below) as described in Items 4 and 5 of this Statement. Koor Industries Ltd. does not affirm to be part of a group and expressly disclaims beneficial ownership of the 17,778,469 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Federmann Parties. Accordingly, such Ordinary Shares are not included in the amounts specified by Koor Industries Ltd. above.

Item 1.  Security and Issuer

         The class of securities to which this Statement relates is the ordinary shares, nominal value 1.00 New Israeli Shekels per share (the "Ordinary Shares"), of Elbit Systems Ltd., a company organized under the laws of the State of Israel (the "Issuer"), whose principal executive offices are located at Advanced Technology Center, P.O. Box 539, Haifa 31053, Israel.

Item 2.  Identity and Background

         (a)-(c), (f)This Statement is filed by Koor Industries Ltd. ("Koor"). Koor is an Israeli corporation with its principal executive offices located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel. Koor is a multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, defense electronics, agrochemicals and investments in start-ups in the fields of telecommunication and life science. Koor is also involved in tourism, real estate and international trade businesses. The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of Koor are set forth in Annex A hereto and incorporated herein by reference.

         (d)-(e) Neither Koor nor, to the best of its knowledge, have any of its executive officers and directors listed on Annex A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate amount of funds used by Koor in making the purchase of Ordinary Shares reported herein was U.S.$53,186,984. These funds came from the sale by Koor of approximately 13.8% of the outstanding share capital of Tadiran Communications Ltd., a company organized under the laws of the State of Israel ("Tadiran"), to the Issuer for U.S.$62,455,142 pursuant to a Share Transfer Deed, dated December 27, 2004, between Koor and the Issuer, which is attached hereto as Exhibit A (the "Tadiran Deed") and is incorporated herein by reference, in connection with the transactions described in Item 4 below.

Item 4.  Purpose of Transaction

         On December 27, 2004, Koor entered into a series of agreements with the Issuer and with Federmann Enterprises Ltd., a company organized under the laws of the State of Israel ("Federmann").

         Under the terms of the Tadiran Deed, Koor agreed to sell its entire holdings in Tadiran consisting of 3,944,276 ordinary shares (or approximately 32% of the outstanding share capital of Tadiran) to the Issuer for aggregate consideration of approximately U.S.$146 million, based on a purchase price of U.S.$36.74 per share.

         Concurrently with the signing of the Tadiran Deed, pursuant to a Share Transfer Deed, dated December 27, 2004, between Federmann and Koor, which is attached hereto as Exhibit B (the "Federmann Deed" and, together with the Tadiran Deed, the "Deeds") and is incorporated herein by reference, Koor agreed to acquire 4,000,000 Ordinary Shares (or approximately 9.8% of the outstanding share capital of the Issuer) from Federmann for aggregate consideration of approximately U.S.$99 million, based on a purchase price of U.S.$24.70 per Ordinary Share (subject to deductions for dividends paid by the Issuer and to interest payable for any amounts paid after April 1, 2005). On the date the Deeds were signed, the Issuer held approximately 4.2% of the outstanding share capital of Tadiran and Federmann held approximately 49% of the outstanding share capital of the Issuer.

         Pursuant to the Deeds, the transactions between Koor and Federmann and Koor and the Issuer (collectively, the "Transactions") are interconnected, will be completed in two stages and are subject to certain conditions, including, but not limited to approval of the applicable anti-trust regulators.

         In "Stage A" (as defined in the Tadiran Deed), the first stage of the Transactions, which closed on April 18, 2005, Koor has sold 1,700,000 ordinary shares of Tadiran (or approximately 13.8% of the outstanding share capital of Tadiran) to the Issuer for U.S.$62,455,142 pursuant to the Tadiran Deed, and Koor has acquired 2,160,000 Ordinary Shares (or approximately 5.25% of the outstanding share capital of the Issuer) from Federmann for U.S.$53,186,984 pursuant to the Federmann Deed.

         In "Stage B" (as defined in the Federmann Deed), the second stage of the Transactions, Koor will sell the balance of its holdings in Tadiran, an additional 2,244,276 ordinary shares (or approximately 18.2% of the outstanding share capital of Tadiran), to the Issuer for approximately U.S.$83 million pursuant to the Tadiran Deed, and Koor will acquire 1,840,000 Ordinary Shares (or approximately 4.5% of the outstanding share capital of the Issuer) for approximately U.S.$45.5 million pursuant to the Federmann Deed. "Stage B" is contingent, among other things, on the closing of a transaction in which Tadiran will acquire from Koor its approximately 70% holdings in Elisra Electronic Systems Ltd. (the "Elisra Transaction"). The parties agreed that the closing date for "Stage B" is currently scheduled for October 31, 2005. However, if the conditions for "Stage B" will not be satisfied by October 31, 2005, the closing date for "Stage B" will be automatically postponed to January 31, 2006. If the Elisra Transaction is not closed by such date, the closing date for "Stage B" can be postponed by Koor to August 31, 2006 or to another date agreed upon by the parties. Notwithstanding the above, Federmann has the right under the Federmann Deed not to postpone the closing date for "Stage B" until January 31, 2006 or until August 31, 2006, all as detailed in the Federmann Deed.

         On December 27, 2004, in connection with the Transactions, Koor, Federmann and Heris Aktiengesellschaft, a corporation existing under the laws of the State of Liechtenstein and controlled by Federmann ("Heris" and, together with Federmann, the "Federmann Parties") entered into a Shareholders Agreement, which is attached hereto as Exhibit C (the "Shareholders Agreement") and is incorporated herein by reference. The Shareholders Agreement became effective upon the closing of "Stage A" and relates to, among other things, the voting and transfer of the Ordinary Shares of the Issuer held by the parties.

         Pursuant to the Shareholders Agreement, from the closing of "Stage A" until the closing of "Stage B", or if such second closing does not occur, until such time as Koor's ownership of Ordinary Shares falls below 4.32% of the outstanding Ordinary Shares, the Federmann Parties agree to vote their Ordinary Shares in favor of the election to the Issuer's board of directors (the "Board") of one director nominated by Koor. In connection with the closing of "Stage A" Jonathan Kolber, Koor's Chief Executive Officer, was elected to the Board. From the closing of "Stage B" until such time as Koor's ownership of Ordinary Shares falls below 6.45% of the outstanding Ordinary Shares, the Federmann Parties agree to vote their Ordinary Shares in favor of the election to the Board of such number of candidates nominated by Koor, which is the greater of two directors or 20% of the members of the Board, and the appointment of one director nominated by Koor to serve as vice-chairman of the Board. Following the closing of "Stage B", from such time as Koor's ownership of Ordinary Shares falls below 6.45% of the outstanding Ordinary Shares until such time as Koor's ownership of Ordinary Shares falls below 4.32% of the outstanding Ordinary Shares, Koor's right to nominate directors to the Board will be reduced to one director, and if Koor's ownership of Ordinary Shares falls below 4.32% of the outstanding Ordinary Shares, Koor will no longer have any right to nominate directors to the Board. In addition, from the closing of "Stage B" to the extent requested to do so by Koor, the Federmann Parties agree to vote their Ordinary Shares at the Issuer's general shareholder meeting in order to pass a resolution of the Issuer approving the Issuer's entering into a registration rights agreement with Koor, which will entitle Koor to one demand registration so long as it holds 5% or more of the Ordinary Shares.

         In addition, pursuant to the Shareholders Agreement, for so long as the Federmann Parties hold in the aggregate 20% or more of the outstanding Ordinary Shares, Koor agrees to vote its Ordinary Shares in favor of the election to the Board of all directors nominated by the Federmann Parties (in addition to those nominated by Koor, as stated above). In addition, pursuant to the Shareholders Agreement and subject to certain limitations described therein, Koor agrees to vote its Ordinary Shares at any meeting of the shareholders of the Issuer in accordance with the written instructions of the Federmann Parties.

         The Shareholders Agreement also contains provisions (i) restricting the transfer by Koor of Ordinary Shares for twelve months following the closing of "Stage A" or if "Stage B" is closed, for nine months following such closing,
(ii) granting Koor tag-along rights with respect to dispositions by the Federmann Parties of more than half their Ordinary Shares, (iii) granting certain rights of first refusal to the Federmann Parties with respect to certain dispositions by Koor of its Ordinary Shares and (iv) granting purchase participation rights to any party in the event that the other party purchases Ordinary Shares for total consideration in excess of U.S.$ 25 million from a single third party.

         The Shareholders' Agreement will remain in effect until the earlier of
(i) April 18, 2020 and (ii) the date on which the Federmann Parties' holdings of Ordinary Shares together with Koor's holdings of Ordinary Shares falls below 25% of the issued share capital of the Issuer, provided that all the rights and obligations of the Federmann Parties or Koor under the Shareholders Agreement have not been previously transferred or transferred concurrently with such reduction to a new party (in which case the Shareholders Agreement will not terminate but will bind the new party). In addition, as of October 1, 2008, Koor will have the right to inform the Federmann Parties, in writing, if it wishes to terminate its rights and obligations under certain provisions of the Shareholders Agreement, and six months after submitting such a notice such rights and obligations will be terminated.

         The foregoing summary of certain provisions of the Deeds and the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the translation into English of such agreements are filed as Exhibits A, B and C, respectively, to this Statement and are incorporated herein by reference.

         Except as set forth in this Item 4, Koor does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Koor is the direct beneficial owner of 2,160,000 Ordinary Shares or approximately 5.26% of the outstanding Ordinary Shares, based on 41,091,763 Ordinary Shares outstanding as of April 18, 2005.

         In addition, by virtue of the Shareholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Federmann Parties and Koor. Such a group including the Federmann Parties and Koor would be deemed to beneficially own, in the aggregate, 19,938,469 Ordinary Shares, representing 48% of the Ordinary Shares outstanding as of April 18, 2005. Koor expressly disclaims beneficial ownership of Ordinary Shares beneficially owned by any of the Federmann Parties and does not affirm that any such "group" exists.

         (b) Koor has sole voting and dispositive power with respect to the 2,160,000 Ordinary Shares beneficially owned by it.

         Pursuant to, and to the extent set forth in, the Shareholders Agreement, it could be alleged that Koor shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by the Federmann Parties. To the knowledge of Koor and based on documents publicly filed by the Federmann Parties, the name, state of organization, business address and principal business of each of the Federmann Parties is as follows:

                  (i) Federmann is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of Federmann is the holding and managing of investments in private and public companies; and

                  (ii) Heris is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of Heris is the holding of investments in private and public companies.

         To the knowledge of Koor and based on documents publicly filed by the Federmann Parties, during the last five years, none of the Federmann Parties has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except as set forth or incorporated herein, Koor has not effected any transaction in the Ordinary Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than the Deeds and the Shareholders Agreement, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Koor and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

    Exhibit A:   English Translation of the Share Transfer Deed, dated
                 December 27, 2004, between Koor Industries Ltd. and Elbit
                 Systems Ltd.*

    Exhibit B:   English Translation of the Share Transfer Deed, dated December
                 27, 2004, between Federmann Enterprises Ltd. and Koor
                 Industries Ltd.*

    Exhibit C:   English Translation of the Shareholders Agreement, dated
                 December 27, 2004, between Koor Industries Ltd., Federmann
                 Enterprises Ltd. and Heris Aktiengesellschaft*

* All the translations of the agreements filed as exhibits to this Statement and incorporated herein by reference are for the convenience of the reader, and in the event of any discrepancy between the translations and the original Hebrew documents, the Hebrew documents will prevail.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 27, 2005


                                       KOOR INDUSTRIES LTD.


                                       By: /s/ Shlomo Heller
                                           ------------------------------
                                       Name:  Shlomo Heller
                                       Title: General Counsel

                                    ANNEX A

         Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Koor Industries Limited. Unless otherwise indicated, each person identified below is employed by Koor Industries Limited. The principal address of Koor Industries Limited, and unless otherwise indicated below, the current business address for each individual listed below, is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.


 Name, Position with Koor      Present Principal Occupation
  and Business Address         or Employment                       Citizenship
--------------------------    --------------------------------    -------------

1.  Charles R. Bronfman        Director, Chairman of the Board     Canada
     Chairman of the Board     of Claridge Israel L.L.C.

     Seagram Building
     375 Park Avenue
     New York, NY  10152

2.  Rolando Eisen              Chairman of the Board               Israel
     Director                  of Green Market
     2a Gaiger Street
     N'vey Avivim
     Tel Aviv 69341
     Israel

3.  Paulette Eitan             Managing Director of Paulette       Israel
     Director                   Eitan, Business Planning Services
     6 Mazada Street            Ltd.
     Herzlia Pituah 46750
     Israel

4.  Ron Feinstein              Senior Partner in the Law Office    Israel
     Director                  of Feinstein and Feinstein

     14 Hatibonim Street
     Jerusalem 92386
     Israel

5.  Andrew Hauptman            President of Andell Inc.            United States
     Director

     14 Walpole Street
     London SW34QP England

6.  Chemi Peres                Managing Director of Pitango        Israel
     Director                  Venture Capital
     11 Ha'Menofim Street
     Herzlia Pituah 46725
     Israel

 Name, Position with Koor      Present Principal Occupation
  and Business Address         or Employment                       Citizenship
--------------------------    --------------------------------    -------------

7. Dan Propper                 Managing Director and Chief         Israel
    Director                   Executive Officer of the Osem
                               Group of Companies
    61 Zabotinski Street
    Petah Tikva 49517
    Israe

8.  David Rubner               Chairman and Chief Executive        Israel
     Director                  Officer of Rubner Technology
                               Ventures Ltd.
     11 Ha'melacha Street
     Park Afek,
     Rosh Ha'ayn 48092
     Israel

9.  Gabriella Shalev           Professor at the Hebrew             Israel
     Director                  University

     9 Ha'Hardufim Street
     Even Yehuda 40500
     Israel

10. Jonathan Kolber            Chief Executive Officer of Koor     Canada and
     Chief Executive Officer                                       Israel

11. Danny Biran                President of Koor                   Israel
     President

12. Yuval Yanai                Chief Financial Officer of Koor     Israel
     Chief Financial Officer

13. Aron Zuker                 Vice President of Koor              Israel
     Vice President

14. Shlomo Heller              General Counsel and Corporate       Israel
     General Counsel and       Secretary of Koor
     Corporate Secretary